UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACIFIC CAPITAL BANCORP

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

69404P101

(CUSIP Number)

Eldon D. Shiffman
Santa Ynez Band of Chumash Indians
P.O. Box 517
Santa Ynez, California 93460
(805) 688-7997

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69404P101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Santa Ynez Band of Chumash Indians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq.
NUMBER OF SHARES	7	SOLE VOTING POWER 2,351,669 shares of Common Stock
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,351,669 shares of Common Stock
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,351,669 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON OO(1)

(1) The Reporting Person is a Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, no par value (the “Common Stock”) of Pacific Capital Bancorp, a California corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1021 Anacapa Street, Santa Barbara, California 93101.

Item 2. Identity and Background

This Statement is filed on behalf of the Santa Ynez Band of Chumash Indians (the “Reporting Person”).  The Reporting Person is a Federally recognized Indian Tribe organized pursuant to 25 U.S.C. Section 461 et seq.

The address of the principal business and principal office of the Reporting Person is 100 Via Juana Lane, Santa Ynez, California 93460.

The Reporting Person is governed by its Business Committee, which is comprised of five members.  The members of the Business Committee are listed below.  The positions held and duties performed by each person listed below represent such person’s principal occupation and employment.  The principal business address for each Business Committee member is 100 Via Juana Lane, Santa Ynez, California 93460.  Each member of the Business Committee is a citizen of the United States of America.

Vincent Armenta, Tribal Chairman

Richard Gomez, Vice Chairman

Kenneth Kahn, Secretary/Treasurer of the Business Committee

David Dominguez, Business Committee Member

Gary Pace, Business Committee Member

During the last five years, neither the Reporting Person nor any member of its Business Committee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of May 21, 2009, the Reporting Person had purchased in the aggregate 2,351,669 shares of Common Stock for a total consideration of $37,789,763, which consideration was obtained from tribal investment funds from retained earnings.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock beneficially owned by them and covered by this Statement, because, in their opinion, such Common Stock is undervalued at the present time.  The Reporting Person believes the corporate governance structure and practices adopted by the board of directors of the Issuer (the “Board”) should be improved because the current structure and practices contribute to the undervaluation of the Common Stock.

On each of August 6, 2008 and May 28, 2009, the Reporting Person sent a letter to the Issuer (the “Letters”), urging the Board to take measures to improve the Issuer’s corporate governance and practices, including measures to (1) add an independent director with substantial Santa Barbara County banking experience, (2) add an independent director with substantial experience in the RAL/RT national consumer lending business, (3) realign management compensation with shareholder results, (4) increase diversity of the Board to reflect the diversity of the Issuer’s core market, and (5) clarify for shareholders the Issuer’s core vision, each as further described in the Letters.  Copies of the Letters are attached hereto as Exhibit A and Exhibit B, and are incorporated by reference herein.

Except as set forth in this Statement and in the Letters, the Reporting Person has no present plan or proposal that would relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Person beneficially owns 2,351,669 shares of Common Stock, constituting approximately 5.02% of the outstanding Common Stock.  The percentage of Common Stock owned is based upon 46,618,356 shares of Common Stock outstanding as of February 20, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  To the best knowledge of the Reporting Person, none of the members of the Business Committee named in Item 2 is the beneficial owner of any shares of Common Stock.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 2,351,669 shares of Common Stock.

(c) The Reporting Person effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions effected by the Reporting Person during the past sixty days:

Date of Transaction	Amount	Price per Share	Purchase (P) or Sale (S)
March 23, 2009	30,000	$7.7588	S
March 26, 2009	6,063	$7.7894	P
March 30, 2009	40,000	$6.7996	P
March 31, 2009	20,000	$6.6961	P
April 1, 2009	15,000	$7.6792	P
April 1, 2009	20,000	$7.1942	P
April 2, 2009	10,000	$7.7364	P
April 3, 2009	16,200	$7.7446	P
April 6, 2009	10,000	$7.5149	P
May 21, 2009	10,000	$5.1207	P

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

The following shall be filed as exhibits:

Exhibit A – Letter from the Reporting Person to the Issuer, dated August 6, 2008.

Exhibit B – Letter from the Reporting Person to the Issuer, dated May 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 29, 2009

SANTA YNEZ BAND OF CHUMASH INDIANS

By:	/s/ Eldon D. Shiffman
Name:	Eldon D. Shiffman
Title:	Treasurer

Exhibit A

Santa Ynez Band of Chumash Indians
P.O. Box 517 • Santa Ynez, CA 93460
805-688-7997 • Fax 805-686-9578
www.santaynezchumash.org

BUSINESS COMMITTEE
Vincent Armenta, *Chairman*
Richard Gomez, *Vice Chairman*
Kenneth Kahn, *Secretary/Treasurer*
David D. Dominguez, *Committee Member*
Gary Pace, *Committee Member*

August 6, 2008

Edward E. Birch, Ph.D.
Chairman of the Board
Pacific Capital Bancorp
1021 Anacapa Street
Santa Barbara, CA 93101

Dear Chairman Birch:

Thank you for your time last week. It was insightful to meet with PCBC's leadership team and a founder, and we're sure your team appreciates dialogue with substantial customers and shareholders.

We covered a wide range of topics regarding past performance and challenges facing the bank. In our July 30th letter, we identified our *specific* concerns with PCBC's governance, which are appropriate for your Board to address. As a large shareholder, we look forward to your response. Our concerns are:

1. **Lack of Diversity** – As we discussed, it's important for the bank's financial performance going forward to have a Board that better understands and represent the communities and customers PCBC serves. There are many fine business people of color in central California. The Latino market represents an enormous opportunity, with its emergence and growth being perhaps the biggest demographic trend over the last twenty years. The female population represents half of your market, yet there is only one woman on your Board. It's very interesting that two of your largest shareholders are a black-owned investment fund and an Indian tribe.

2. **South Coast Banker** – The pending addition of Mr. Olds is a step in the right direction. His broad banking and business experience are important. Again, we recommend having a banker with South Coast specific experience, since it's your core market.

3. **RAL Director** – Given the overwhelming importance the RAL/RT business to your earnings, we recommend adding a director with experience in this type of consumer lending.

4. **Align Shareholder Value and Management Pay** – Given PCBC's underperformance for shareholders, we believe there is significant opportunity to realign management compensation with shareholder results.

5. **Vision** – We ask for clarification of the Board's vision for PCBC.

Please let me know when you are available and ready to respond to our concerns.

Sincerely,

David Brents
COO

cc: Vincent Armenta, Chairman

Exhibit B

Santa Ynez Band of Chumash Indians

P.O. Box 517 • Santa Ynez, CA 93460
805-688-7997 • Fax 805-686-9578
www.santaynezchumash.org

BUSINESS COMMITTEE

Vincent Armenta, *Chairman*
Richard Gomez, *Vice Chairman*
Kenneth Kahn, *Secretary/Treasurer*
David D. Dominguez, *Committee Member*
Gary Pace, *Committee Member*

Mr. Edward Birch, Ph.D.
Chairman of the Board
Pacific Capital Bancorp
P.O. Box 60839
Santa Barbara, CA 93160

May 28, 2009

Dear Ed:

The Santa Ynez Band of Chumash Indians is PCBC's largest local shareholder and a substantial bank customer. We appreciate your conversations with the Tribe regarding our concerns about the bank's corporate governance and overall strategy. We have made little progress, however, for the benefit of your shareholders, employees and customers, respecting the following corporate governance improvements:

1. The composition of your Board of Directors does not reflect the diversity of your core markets.

2. Your Board lacks an independent director with substantial South Coast banking experience.

3. The Board lacks a director with substantial experience in national lower market consumer lending such as your RAL/RT business, which is of increased concern given the recent earnings volatility, IRS surprises, and lack of Board independence on your RAL/RT board committee.

4. Management and Board compensation must be more closely aligned with shareholder value.

5. The bank's long-term vision has not been clearly articulated to its stakeholders.

To secure a better hearing for our recommendations, we requested Board seats for several of experienced executives, but were rebuffed, even though our nominees have more hands-on financial and operating experience in your markets than many directors. Your two most recent directors have quit and have not been replaced

We instead will be exploring other means of pushing forward to improve your corporate governance. With our latest share purchase, the Tribe will be filing a Form 13D with the SEC. The approximately one billion dollars of shareholder value that has evaporated under your watch has been devastating to many employees, customers and shareholders. The bank should return to its roots of being the premier bank in our local communities. We look forward to a continued dialogue with you in reaching this objective.

Sincerely,

Eldon D. Shiffman, Treasurer